UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

POWER REIT

(Name of Issuer)

Common Shares, $0.001 par value per share

(Title of Class of Securities)

73933H101

(CUSIP Number)

Jess Saypoff

Axonic Capital LLC

520 Madison Avenue, 42nd Floor

New York, New York 10022

(212) 259-0430

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 6, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 73933H101

1	Name of Reporting Person Axonic Capital LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Common Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 73933H101

1	Name of Reporting Person Clayton DeGiacinto
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds AF (See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Common Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person IN

Explanatory Note

This Amendment No. 2 to the Schedule 13D (“Amendment No. 2”), amends and supplements the Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 25, 2024, as amended by Amendment No. 1 to the Schedule 13D filed with the SEC on September 11, 2024 (as amended and supplemented, the “Schedule 13D”). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D. This Amendment No. 2 is being filed to make amendments to the Schedule 13D as follows:

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to reflect that the Reporting Persons do not own any Common Shares.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to reflect that the Reporting Persons do not own any Common Shares.

Item 5. Interest in Securities of the Issuer.

Item 5 (a) – (b) are hereby amended and restated as follows:

(a) – (b). The information required for each Reporting Person by Item 5 (a) – (b) is set forth in Rows 7 – 13 on pages 1 and 2 of this Schedule 13D and is incorporated herein by reference, respectively, for each Reporting Person.

(c) The transactions in the Common Shares by each Reporting Person during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

(d) Not applicable.

(e) As of the close of business on December 6, 2024, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Common Shares of the Issuer.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 10, 2024

Axonic Capital LLC

By:	/s/ Clayton DeGiacinto
	Name:	Clayton DeGiacinto
	Title:	Authorized Signatory

By:	/s/ Clayton DeGiacinto
	Name:	Clayton DeGiacinto
In his capacity as managing member of Axonic Capital LLC

SCHEDULE A

TRANSACTIONS IN THE ISSUER’S SECURITIES DURING THE LAST 60 DAYS

Transaction Date	Nature of Transaction	Price Per Share[1]	Quantity
12/06/24	Sale	$2.1235[2]	(81,421)
12/09/24	Sale	$2.0020[3]	(102,276)

[1]	The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the SEC staff, upon request, all information regarding the number of shares sold at each price within the ranges set forth in Footnotes 1 through 3 herein.
[2]	The price reported is the weighted average price. These Common Shares were sold in multiple transactions at prices ranging from $1.93 to $2.25 per share.
[3]	The price reported is the weighted average price. These Common Shares were sold in multiple transactions at prices ranging from $1.81 to $2.08 per share.

Other than as disclosed in this Schedule A, there were no transactions in the Common Shares by the Reporting Persons during the past sixty days.